GlobalFoundries Reports Second Quarter 2026 Financial Results

Malta, New York, August 5, 2026 - GLOBALFOUNDRIES Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the second quarter ended June 30, 2026.

Key Second Quarter Financial Highlights
•Revenue of $1.786 billion
•Gross margin of 28.3% and Non-IFRS gross margin(1) of 29.9%
•Operating margin of 9.7% and Non-IFRS operating margin(1) of 16.7%
•Net income of $167 million and Non-IFRS net income(1) of $256 million
•Diluted earnings per share of $0.30 and Non-IFRS diluted earnings per share(1) of $0.46
•Non-IFRS adjusted EBITDA(1) of $587 million
•Ending cash, cash equivalents and marketable securities of $3.3 billion
•Net cash provided by operating activities of $405 million and Non-IFRS adjusted free cash flow(1) of $(3) million

"GF delivered strong results in the second quarter, with revenue and Non-IFRS gross margin exceeding the high end of our guidance ranges,” said Tim Breen, CEO of GlobalFoundries. "We continue to see strong momentum, accelerating customer demand, and revenue growth across our strategic growth drivers, including Optical Networking within the AI data center, where our differentiated silicon photonics and silicon germanium technologies are driving meaningful value for our customers."

Recent Business Highlights
•In July 2026, GF signed a letter of intent with the U.S. Department of Commerce for a $300 million award to accelerate U.S. silicon photonics leadership. Under the LOI, the Department’s CHIPS Research and Development Office is expected to award GF $300 million to advance next-generation optical materials, wafer technologies and advanced packaging, reinforcing U.S. leadership in a technology essential to AI infrastructure.

•In July 2026, GF completed the acquisition of Photeon Technologies' integrated voltage regulator (IVR) business, adding differentiated IVR technology, specialized engineering talent, and expanded R&D capabilities. The acquisition complements GF's existing BCD, GaN and integrated inductor technologies and expands the company's capabilities in power delivery solutions for AI data center applications.

•In June 2026, GF completed its previously-announced acquisition of Synopsys’ ARC Processor IP Solutions business, which together with MIPS brings together RISC-V processor IP, software tools, custom design and advanced manufacturing into a single offering. This acquisition further enables GF as a leader in RISC-V IP solutions and establishes the Company as a holistic technology partner, offering customers a software-to-silicon capability for Physical AI and beyond.

•In May 2026, GF launched Quantum Technology Solutions (QTS), building upon over a decade of sustained investment in cryogenic CMOS, advanced packaging and materials science. Accelerated by an expected $375 million grant by the U.S. Department of Commerce, pursuant to a letter of intent, and supported by several of the leading quantum companies in the world, GF plans to manufacture at scale the complete hardware solutions that will power real-world quantum computing of the future.

Dividend Payment
On July 14 2026, GF paid its first-ever quarterly cash dividend of $0.12 per share. In addition, the Board of Directors has approved a dividend of $0.12 per share payable on October 9, 2026 to shareholders of record as of September 23, 2026.

(1)    See “Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.

GLOBALFOUNDRIES Inc.
Summary Quarterly Results
(Unaudited, in millions, except per share amounts and wafer shipments)

				Year-over-Year		Sequential
	Q2 2026	Q1 2026	Q2 2025	Q2 2026 vs Q2 2025		Q2 2026 vs Q1 2026

Net revenue	$1,786	$1,634	$1,688	$98	6%	$152	9%

Gross profit	$505	$451	$408	$97	24%	$54	12%
Gross margin	28.3%	27.6%	24.2%		+410bps		+70bps

Non-IFRS gross profit(1)	$534	$474	$425	$109	26%	$60	13%
Non-IFRS gross margin(1)	29.9%	29.0%	25.2%		+470bps		+90bps

Operating profit	$174	$180	$196	$(22)	(11)%	$(6)	(3)%
Operating margin	9.7%	11.0%	11.6%		(190)bps		(130)bps

Non-IFRS operating profit(1)	$298	$271	$258	$40	16%	$27	10%
Non-IFRS operating margin(1)	16.7%	16.6%	15.3%		+140bps		+10bps

Net income	$167	$104	$228	$(61)	(27)%	$63	61%
Net income margin	9.4%	6.4%	13.5%		(410)bps		+300bps

Non-IFRS net income(1)	$256	$227	$234	$22	9%	$29	13%
Non-IFRS net income margin (1)	14.3%	13.9%	13.9%		+40bps		+40bps

Diluted earnings per share ("EPS")	$0.30	$0.18	$0.41	$(0.11)	(27)%	$0.12	67%

Non-IFRS diluted EPS(1)	$0.46	$0.40	$0.42	$0.04	10%	$0.06	15%

Non-IFRS adjusted EBITDA(1)	$587	$561	$585	$2	—%	$26	5%
Non-IFRS adjusted EBITDA margin(1)	32.9%	34.3%	34.7%		(180)bps		(140)bps

Cash from operating activities	$405	$542	$431	$(26)	(6)%	$(137)	(25)%

Wafer shipments (300mm equivalent) (in thousands)	625	579	581	44	8%	46	8%

(1) See “Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.

GLOBALFOUNDRIES Inc.
Summary of Third Quarter 2026 Guidance(1)
(Unaudited, in millions, except per share amounts)

	IFRS	Share-Based Compensation(3)	Non-IFRS(2)
Net revenue	$1,885 ± $25
Gross margin(2)	29.5% ± 100bps	~100bps	30.5% ± 100bps
Operating expenses(2)	$318 ± $10	~$58	$260 ± $10
Operating margin(2)	12.7% ± 170bps	~400bps	16.7% ± 170bps
Diluted EPS(2)(4)	$0.37 ± $0.05	~$0.14	$0.51 ± $0.05
Fully Diluted Share Count	~556

(1) The Guidance provided contains forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995, and is subject to the safe harbors created therein. The Guidance includes management's beliefs and assumptions and is based on information that is available as of the date of this release.
(2) Non-IFRS gross margin, Non-IFRS operating expenses, Non-IFRS operating margin and Non-IFRS diluted EPS are Non-IFRS measures and, for purposes of the Guidance only, are defined as gross profit as a percent of revenue, operating expenses, operating profit as a percent of revenue, and diluted EPS, all before share-based compensation, respectively. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.
(3) We expect share-based compensation of $18 million and $58 million in cost of revenue and operating expenses, respectively. The Non-IFRS margin impacts are calculated by dividing share-based compensation by net revenue, and the Non-IFRS diluted EPS impact is calculated by dividing share-based compensation by the fully diluted share count.
(4) Included in IFRS and Non-IFRS diluted EPS is net interest income (expense) and other income (expense) which we estimate will be between $3 million and $11 million for the third quarter 2026. Also included in IFRS and Non-IFRS diluted EPS is income tax expense which we estimate will be between $28 million and $52 million for the third quarter 2026.

GLOBALFOUNDRIES Inc.
Consolidated Statements of Operations
(Unaudited, in millions, except per share amounts)

	Three Months Ended
	June 30, 2026	June 30, 2025

Net revenue	$1,786	$1,688
Cost of revenue	1,281	1,280
Gross profit	$505	$408
Operating expenses:
Research and development	174	134
Selling, general and administrative	157	78
Operating expenses	$331	$212
Operating profit	$174	$196
Finance income (expense), net	9	17
Other income (expense), net	13	8
Income tax (expense) benefit	(29)	7
Net income	$167	$228
EPS:
Basic	$0.30	$0.41
Diluted	$0.30	$0.41
Shares used in EPS calculation:
Basic	549	555
Diluted	556	557

GLOBALFOUNDRIES Inc.
Condensed Consolidated Statements of Financial Position
(Unaudited, in millions)

	As of
	June 30, 2026	December 31, 2025

Assets:
Cash and cash equivalents	$1,087	$1,809
Marketable securities	1,270	1,241
Receivables, prepayments and other	1,489	1,578
Inventories	1,622	1,577
Current assets	$5,468	$6,205
Property, plant and equipment, net	$7,098	$7,223
Goodwill and intangible assets, net	1,861	1,368
Marketable securities	946	939
Right-of-use assets	578	569
Other assets	937	837
Non-current assets	$11,420	$10,936
Total assets	$16,888	$17,141
Liabilities and equity:
Current portion of long-term debt	$98	$86
Other current liabilities	2,111	2,282
Current liabilities	$2,209	$2,368
Non-current portion of long-term debt	$1,024	$1,065
Non-current portion of lease obligations	495	487
Other liabilities	1,286	1,238
Non-current liabilities	$2,805	$2,790
Total liabilities	$5,014	$5,158
Shareholders' equity:
Common stock / additional paid-in capital	$23,937	$24,231
Accumulated deficit	(12,178)	(12,381)
Accumulated other comprehensive income	59	78
Non-controlling interests	56	55
Total liabilities and equity	$16,888	$17,141

GLOBALFOUNDRIES Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited, in millions)

	Three Months Ended
	June 30, 2026	June 30, 2025
Operating Activities:
Net income	$167	$228
Depreciation and amortization	307	335
Finance (income) expense, net and other	(14)	(8)
Deferred income taxes	18	(20)
Net change in working capital	(115)	(136)
Other non-cash operating activities	42	32
Net cash provided by operating activities	$405	$431

Investing Activities:
Purchases of property, plant and equipment and intangible assets	$(411)	$(159)
Acquisitions, net of cash acquired	(440)	—
Net sales (purchases) of marketable securities	(294)	(23)
Other investing activities	26	(25)
Net cash used in investing activities	$(1,119)	$(207)

Financing Activities:
Proceeds from issuance of equity instruments, net of taxes paid	$(3)	$1
Proceeds (repayment) of debt, net	(45)	(36)
Net cash used in financing activities	$(48)	$(35)
Effect of exchange rate changes	—	5
Net change in cash and cash equivalents	$(762)	$194
Cash and cash equivalents at the beginning of the period	1,849	1,596
Cash and cash equivalents at the end of the period	$1,087	$1,790

GLOBALFOUNDRIES Inc.
Reconciliation of IFRS to Non-IFRS
(Unaudited, in millions, except per share amounts)

	Three Months Ended June 30, 2026
	Gross profit	Selling, general & administrative	Research & development	Operating profit	Other income (expense)	Income tax (expense) benefit	Net income	Diluted EPS
As Reported	$505	$157	$174	$174	$13	$(29)	$167	$0.30
IFRS margins(1)	28.3%			9.7%			9.4%
Share-based compensation	23	(38)	(25)	86	—	(3)	83	0.15
Structural optimization(2)	3	(4)	—	7	—	(2)	5	0.01
Amortization of acquired intangibles and other acquisition related charges	3	(23)	(5)	31	—	—	31	0.06
Revaluation and gain on sale of equity investments	—	—	—	—	(25)	5	(20)	(0.04)
Tax matters(3)	—	—	—	—	—	(10)	(10)	(0.02)
Non-IFRS measures(1)	$534	$92	$144	$298	$(12)	$(39)	$256	$0.46
Non-IFRS margins(1)	29.9%			16.7%			14.3%

	Three Months Ended March 31, 2026
	Gross profit	Selling, general & administrative	Research & development	Operating profit	Other income (expense)	Income tax (expense) benefit	Net income	Diluted EPS
As Reported	$451	$139	$132	$180	$(10)	$(81)	$104	$0.18
IFRS margins(1)	27.6%			11.0%			6.4%
Share-based compensation	16	(32)	(15)	63	—	(2)	61	0.11
Structural optimization(2)	2	(3)	(1)	6	—	(1)	5	0.01
Amortization of acquired intangibles and other acquisition related charges	5	(15)	(2)	22	—	(3)	19	0.03
Tax matters(3)	—	—	—	—	—	38	38	0.07
Non-IFRS measures(1)	$474	$89	$114	$271	$(10)	$(49)	$227	$0.40
Non-IFRS margins(1)	29.0%			16.6%			13.9%

	Three Months Ended June 30, 2025
	Gross profit	Selling, general & administrative	Research & development	Operating profit	Other income (expense)	Income tax (expense) benefit	Net income	Diluted EPS
As Reported	$408	$78	$134	$196	$8	$7	$228	$0.41
IFRS margins(1)	24.2%			11.6%			13.5%
Share-based compensation	17	(29)	(8)	54	—	(2)	52	0.09
Structural optimization(2)	—	(5)	—	5	(24)	—	(19)	(0.03)
Amortization of acquired intangibles and other acquisition related charges	—	(2)	(1)	3	—	—	3	0.01
Litigation claims	—	—	—	—	9	(1)	8	0.01
Tax matters(3)	—	—	—	—	—	(38)	(38)	(0.07)
Non-IFRS measures(1)	$425	$42	$125	$258	$(7)	$(34)	$234	$0.42
Non-IFRS margins(1)	25.2%			15.3%			13.9%
(1     See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.
(2)    Structural optimization represents costs associated with employee workforce reductions, manufacturing footprint alignment and liquidation charges.
(3)    Includes $(10) million and $38 million tax impacts from foreign exchange revaluation of German deferred taxes for the three months ended June 30, 2026 and March 31, 2026, respectively, and $(38) million net deferred tax asset recognition and foreign exchange rate impact for the three months ended June, 30, 2025.

GLOBALFOUNDRIES Inc.
Reconciliation of IFRS to Non-IFRS
Non-IFRS Adjusted Free Cash Flow(1)
(Unaudited, in millions)

	Three Months Ended
	June 30, 2026	March 31, 2026	June 30, 2025

Net cash provided by operating activities	$405	$542	$431
Less: Purchases of property, plant and equipment and intangible assets	(411)	(312)	(159)
Add: Proceeds from government grants	3	3	5
Non-IFRS total capital expenditures net of proceeds from government grants(1)	$(408)	(309)	(154)
Non-IFRS adjusted free cash flow(1)	$(3)	$233	$277
Non-IFRS adjusted free cash flow margin(1)	(0.2)%	14.3%	16.4%

(1)    See "Financial Measures (Non-IFRS)" for further discussion on this Non-IFRS measure and why we believe it is useful.

Reconciliation of IFRS to Non-IFRS
Non-IFRS Adjusted EBITDA(1)
(Unaudited, in millions)

	Three Months Ended
	June 30, 2026	March 31, 2026	June 30, 2025

Net revenue	$1,786	$1,634	$1,688
Net income	167	104	228
Net income margin	9.4%	6.4%	13.5%
Depreciation and amortization	307	311	335
Finance expense	23	22	22
Finance income	(32)	(37)	(39)
Income tax expense (benefit)	29	81	(7)
Share-based compensation	86	63	54
Structural optimization	7	6	(19)
Revaluation and gain on sale of equity investments	(25)	—	—
Litigation claims	—	—	9
Other acquisition related charges	25	11	2
Non-IFRS adjusted EBITDA(1)	$587	$561	$585
Non-IFRS adjusted EBITDA margin(1)	32.9%	34.3%	34.7%
(1)    See "Financial Measures (Non-IFRS)" for further discussion on this Non-IFRS measure and why we believe it is useful.

GLOBALFOUNDRIES Inc.

Financial Measures (Non-IFRS)
In addition to the financial information presented in accordance with International Financial Reporting Standards ("IFRS"), this press release includes the following Non-IFRS financial measures: Non-IFRS gross profit, Non-IFRS operating profit, Non-IFRS operating expense, Non-IFRS net income, Non-IFRS selling, general and administrative, Non-IFRS research and development, Non-IFRS other income (expense), Non-IFRS income tax benefit (expense), Non-IFRS diluted earnings per share (“EPS”), Non-IFRS adjusted EBITDA, Non-IFRS adjusted free cash flow, Non-IFRS total capital expenditures net of proceeds from government grants, and any related margins. We define each of Non-IFRS gross profit, Non-IFRS selling, general and administrative, Non-IFRS research and development, Non-IFRS operating profit, Non-IFRS other income (expense), Non-IFRS income tax benefit (expense) and Non-IFRS net income as gross profit, selling, general and administrative, research and development, operating profit, other income (expense), income tax benefit (expense), and net income (loss), respectively, adjusted for share-based compensation, structural optimization, amortization of acquired intangibles and other acquisition related charges, impairment charges, revaluation of equity investments, restructuring charges, litigation claims, tax matters, and any associated income tax effects. We define Non-IFRS operating expense as Non-IFRS gross profit minus Non-IFRS operating profit. We define Non-IFRS diluted EPS as Non-IFRS net income divided by the diluted shares outstanding. We define Non-IFRS adjusted free cash flow as cash flow provided by (used in) operating activities less purchases of property, plant and equipment and intangible assets plus proceeds from government grants related to capital expenditures. We define Non-IFRS total capital expenditures net of proceeds from government grant as purchases of property, plant and equipment and intangible assets less proceeds of government grants. We define Non-IFRS adjusted EBITDA as net income adjusted for the impact of finance expense, finance income, income tax expense (benefit), depreciation and amortization, share-based compensation, restructuring charges, impairment charges, revaluation of equity investments, structural optimization, litigation claims and acquisition related charges. We define each of Non-IFRS gross margin, Non-IFRS operating margin, Non-IFRS net income margin, Non-IFRS adjusted free cash flow margin and Non-IFRS adjusted EBITDA margin as Non-IFRS gross profit, Non-IFRS operating profit, Non-IFRS net income, Non-IFRS adjusted free cash flow and Non-IFRS adjusted EBITDA, respectively, divided by net revenue. Any adjustments described above that are zero for a given period are excluded from the “Reconciliation of IFRS to Non-IFRS” table. See "Reconciliation of IFRS to Non-IFRS" section for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure.
We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS financial measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These Non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. Management believes that Non-IFRS adjusted free cash flow as a Non-IFRS measure is helpful to investors as it provides insights into the nature and amount of cash the Company generates in the period.
Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as comparative measures.

Conference Call and Webcast Information
GF will host a conference call with the financial community on Wednesday, August 5, 2026 at 8:30 a.m. U.S. Eastern Time (ET) to review the second quarter 2026 results in detail. Interested parties may join the scheduled conference call by registering at https://edge.media-server.com/mmc/p/hgv6x3mg/
The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.
GF uses its Investor Relations website at https://investors.gf.com as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Accordingly, investors should monitor this website, in addition to following GF's press releases, Securities and Exchange Commission (SEC) filings, public conference calls and webcasts.

About GlobalFoundries
GlobalFoundries (GF) is a leading manufacturer of essential semiconductors, enabling AI at scale from the cloud to the physical world. Through deep partnerships with customers, GF delivers differentiated, power‑efficient and high‑performance solutions for automotive, aerospace and defense, data center, smart mobile devices, internet of things and other high‑growth markets. With global manufacturing operations across the U.S., Europe and Asia, GF is a trusted and holistic technology partner for customers around the world. GF’s talented, global team remains focused every day on security, longevity and sustainability. For more information, visit www.gf.com. © 2026 GlobalFoundries Inc. GF®, GlobalFoundries®, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. or its subsidiaries. All other trademarks are the property of their respective owners.

Forward-looking Statements and Third Party Data
This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track" and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the continuation of conflicts in the Middle East and Ukraine; ongoing political developments in the United States, and in particular, any political and policy-related changes that may impact our industry and the market generally, such as the imposition of trade controls, tariffs and counter-tariffs between the United States and its trade partners and new legislation; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our strategic optimization efforts; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; global economic conditions could deteriorate, including due to rising inflation and any potential recession; the expected benefits of our announced partnerships may fail to materialize; and we may fail to achieve the anticipated results or benefits from funding received (including awards under the U.S. CHIPS and Science Act and New York State Green CHIPS) and our expected results and planned or further expansions and operations may not proceed as planned if funding we expect to receive is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.
Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2025 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (SEC). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:
Investor Relations
ir@gf.com